Free Writing Prospectus

Van Eck Merk Gold Trust

Invest Like a Fund Manager

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Pursuant to 433/164

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http://www.theaureport.com/pub/na/16833

Invest Like a Fund Manager: Tips from the Silver Summit

Source: Karen Roche of The Gold Report  (12/3/15)

Gold bars? ETFs? Junior miners? Royalty streams? Majors with dividends? How is an investor to determine the best way to leverage the upside of a beaten up metals market? The Gold Report hosted a standing-room-only fund manager panel at the Silver Summit in San Francisco featuring insights from three very different points of view. Axel Merk, president and CIO of Merk Investments, focuses on gold and currency investing. Robert Mullin is co-founder of Real Assets Equity Income Funds and focuses largely on producing mining companies. Greg Orrell is the president and portfolio manager of the OCM Gold Fund and invests across all sectors of the precious metals industry, including junior producers and exploration and development companies. All three see unique opportunities right now for creating a portfolio that captures a renewed focus from mining executives on shareholder interests.

The Gold Report: Do headlines or fundamentals drive metals and commodity prices?

Greg Orrell: It depends on where you are in the cycle. Right now, capital flows aren't coming into the sector, especially in the futures or paper market for gold, which tends to set the price. Everyone is worried about the headline fear of the dollar being an overweighting factor or a bump in interest rates negatively impacting gold prices. Investors are reacting to the headlines by staying away or pulling money out of gold assets, disregarding strong fundamentals.

Axel Merk: We have seen in our gold ETF that while it has been growing quite steadily, it is doing so at a much lower level. Right now, most of the folks who wanted to sell have sold. A lot of people are on the sidelines, especially ahead of the Federal Reserve rate hike. If we get this rate hike out of the way, those people will stop waiting and come back into the market.

TGR: Are you saying that a rate hike will influence the prices of the commodities or the prices of the equities?

AM: Everything. Right now, the dollar is rising on the back of the stock market and falling on bad news. That is an anomaly. As the Federal Reserve tries to move away from 0% interest rates, I happen to think that risk premiums are going to expand again and fear is going to come back into the market. There could be negative consequences for equities and gold could be pounded for that.

Speculative positions, both against gold and for the dollar versus currencies, are at extremes right now. We may have a sell the news situation. At the same time, I don't see real interest rates moving up any time soon in any significant fashion.

TGR: Should investors be worried about actual commodity prices when they are considering investing in the mining equities?

Robert Mullin: We are firm believers that markets make news. Large moves in underlying commodities or stocks happen, and then people scramble to write reasons why that happened. We look at the commodity price decline, particularly the intense one over the last six months, and we see a fundamental driver behind it.

"A company like Tahoe Resources Inc. will be able to take advantage of the carnage out there."

A number of years ago, Dodd-Frank incentivized the big investment banks—JPMorgan Chase & Co. (JPM:NYSE), Citigroup (C:NYSE), Morgan Stanley (MS:NSYE)—to get out of the commodity trading business. All of the liquidity in the commodities markets then became concentrated in the hands of specialized companies—Glencore International Plc (GLEN:LSE), Noble Group Ltd. (N21:SGX), Trafigura Beheer BV—companies that, while very good with long histories in the commodity space, didn't have the balance sheets of the big banks.

When the commodities market started to liquidate four or five months ago, the market was sending a very clear message that Glencore and Noble Group had too much debt. Their removal of liquidity is why a small move turned into a very aggressive one.

The commodities market does look pretty washed out and in fact may be modestly below fair value, even though I am not ready to say we have seen bottom. Most of the risk in them looks like it's been priced in.

TGR: What is the catalyst that's going to begin to move the stock prices and the commodities prices up?

RM: The narrative that's been built around the most recent commodity price crash is that we have an implosion of emerging market demand. That's been the driver of people who believe Chinese commodity consumption is crashing. I am not buying it. Chinese gasoline consumption is up 10% year over year (YOY). Indian gasoline consumption is up 15% YOY. That does not indicate major emerging market economies contracting. I agree Brazil is a basket case; Russia is a basket case. But we think a number of the emerging markets are actually growing quite strongly.

The time will come when the energy markets turn. For mining guys, that's a tough one to swallow because you want oil prices to stay down, making your mining more economic. But I think energy is the quickest self-correcting of the commodities because you pull back spending and it immediately translates into production. If we're right and if oil starts to turn around in Q1 or Q2/16, it dispels this narrative that the emerging markets are imploding. If that narrative is taken away, then I think all commodities can start to benefit again as optimism returns.

AM: The farther you get away from China, the more pessimistic people seem to be about it. Clearly, there are some challenges. But Australia, which is closest to China, seems to have found a bottom, so that's encouraging.

We look at the market less from the producer side and more from the currency side. Most people may not realize we are still at zero with interest rates. The rest of the world is going to go further down and the Eurozone might go further down as well. So much good news is priced into the dollar that we have to come back to reality at some point. In the medium to long term, I don't see how we can afford positive real interest rates.

Even when nominal interest rates aren't zero, historically physical gold and silver have performed because real interest rates aren't all that great. In the meantime, people are shell shocked. I happen to think the catalyst for higher commodity prices is going to be lower overall equity prices. Risky assets have been moving higher and higher as investors are being told that central banks will come to the rescue. As the Federal Reserve is trying to extricate itself from this position, fear may come back to the market. That sort of environment will be negative for risky assets. The money will have to go somewhere and I think commodities are going to be the beneficiary. I like gold because I like to keep it simple.

GO: For overall commodities, debt liquidation is in the cards so credit quality comes into question. That's where gold actually outperforms all asset classes because of its historic monetary role as money and not debt. The explosion of debt over the last seven years had led to misallocation of capital, which we've seen across the board. That has to be unwound. A lot of the markets are indicating that commodities have too much capacity built up relative to demand. If the Fed raises rates, a rush of investment capital could be looking for safety because of the fear of the debt unwind. That will push funds toward gold. At the same time, you could still see oil and copper rolling over if the economy is weak.

TGR: Should investors wait for commodity prices to start going up or are there opportunities in equities now?

GO: The whole industry—especially the gold sector—is going through a fundamental change because of the introduction of ETFs. Before, investors could find leverage to gold through mining companies and there was an optionality value inherent to the mining shares along with value to the reserves in the ground. Now, there are other options. That means the mining companies have to have a more sustainable business plan. In the past decade, the mining companies debased their shareholders more than the central banks debased their currencies. The resulting negative sentiment in the mining sector from investors has been absolutely horrible for good reason. Now the mining companies are supposedly listening to investors. They are getting their acts together, but the quality of management across the sector is still a bit suspect. The ones that want to hold equity dear are pretty limited. For this business to be sustainable, the returns have to be higher. The industry still needs to shrink just because there aren't that many economic deposits out there.

RM: Analysts go through four stages in analyzing a company. The first stage is when a guy comes into your office with a map and some overhead shots, shows you some land and gesticulates wildly. It might be a geologist or a lawyer, but they all fall under the realm of promoter. In order to invest, you have to believe in the information that they give you. Stage two is when they actually drill. While there is a lot of information in the results, it's very difficult to interpret the translation into a confirmation of an economic deposit. Brent Cook is on the shortlist of people who have that skill set. The third stage is a feasibility or a prefeasibility study where the accountants figure out what it's going to cost to make a deposit into a mine. That tells you how diluted you're going to get on the way. The last stage is the one that we like to concentrate on. It's a little known document released quarterly called the statement of cash flows. We think that the statement of cash flows is the ultimate arbiter of whether a deposit is economic.

When you can find companies, even in this environment, where at $1,000 an ounce ($1,000/oz) gold you can have growth capex, sustaining capex and pay a dividend and put cash on the balance sheet, that is an economic deposit. In a bull market, that's not terribly sexy because everybody knows about it, but in a bear market where everything's been thrown out together, there are some really extraordinary opportunities in companies like that. They may not deliver as much ultimate upside, but their limited downside offsets that, in our opinion, more than fairly.

AM: All of this is in the context of price. When companies fall out of favor, a lot of bad news is priced in. Mining companies have had the sins of the past priced in. The new focus on cost could reap some benefits. Different stages of companies come with different risk profiles. Juniors are highly speculative, but if you know what you're doing, there are some great opportunities. The majors are a little less dependent on credit, but subject to other dynamics. On the commodity side, it's different still. When you compose a portfolio, it's about what risks you can afford to take and where you want to place your bets. Do you want to do it where everything is popular or do you want to do it where everything is out of favor? Out of favor and cash flow positive is my choice.

TGR: What else should investors consider when looking at juniors or small-cap mining companies?

GO: Small Canadian and Australian producers are already outperforming the majors. But investors still have to look for companies that can sustain themselves without having to issue equity. One of the things that we had an issue with is companies trading dollars. If the gold price goes up, they continue to lower the cutoff rate, so there's no margin. Historically, investors bought gold shares as leverage to the gold price. If the gold price was $300/oz and it goes up $100/oz and cost was $200/oz, you would have a 100% increase in cash flow. That leverage never translated on this last cycle because costs rose as fast as the gold price.

Investors need to focus on a company's ability to generate free cash flow. Can a company deliver a dividend? One of the things that really irks me is companies that take money from this hole in the ground, put it in another hole in the ground, and never pay their shareholders. I want to see project returns in the 30%-plus range because that's going to allow a company to be able to pay off capital. That doesn't necessarily mean a mine has to be funded with all equity. If the project is good enough, it should be able to support some debt. If the assumptions are correct, the capital will be paid off with cash flow, there will be money for shareholders and there will be money to sustain the business without having to go through a dilution cycle. That's how you grow shareholder value. That's the road forward for this industry.

In order to do that, we will have to focus on smaller projects. These big 4 or 5 million ounce (4 or 5 Moz) projects are not real ounces in terms of economics. There might be 1.5 Moz that are economic of that 4 Moz. There is a lot of attractiveness to projects with smaller market caps and bigger rewards for shareholders.

TGR: What companies fit the description of good investments you presented today?

RM: We invest across the resource spectrum—energy, mining, chemicals, paper, steel, transportation, infrastructure. Our partnership right now yields north of 8% from equities and a decent chunk of cash we're sitting on. We have interesting things in a lot of different markets—propane transports, coking coal, traditional energy. But since this is a mining conference, I would say the two mining names that we own are Tahoe Resources Inc. (TAHO:NYSE; THO:TSX) and Mandalay Resources Corp. (MND:TSX). We own the royalty companies as well.

Companies that pass this litmus test in a low gold price environment have to be able to feed the beast, maintain the capital base, add in some growth capital and pay out a significant dividend. Those two companies do that in spades. They will survive. More important, they'll be able to take advantage of the carnage out there. The companies we invest in typically hope the overall market stays horrible for a while longer because this is the opportunity to build the asset base.

AM: We're on the physical side, so I'll give a little pitch for a product we developed 18 months ago. We recently announced a partnership for our product with Van Eck Global called the Van Eck Merk Gold Trust (OUNZ). It is a physical gold product that competes with the other physical gold products like the SPDR Gold Trust Shares (GLD) or iShares Gold Trust Trust Units (IAU). What is different is while we store the bars in London, our investors can request delivery of the gold at any time converted into coins. A nice side effect is that since you own the underlying gold, taking delivery in itself is not a taxable event. Some people want physical gold as part of the mix with a different risk profile from the producers.

If you have your shares in a margin account, it's paper gold, and it can be loaned out as a hedge for gold exposure. The market makers ensure that the price is tracking the price of gold, and in fact our gold chart tracks it with a $0.01 spread. If you don't want your gold to become paper gold, don't hold it in a margin account.

TGR: Greg, what companies fit your investment thesis?

GO: A few junior producers that I think will be able to continue to grow in terms of reserve per share, gold production per share and are in favorable jurisdictions based on currency exchange rates are Canadian producers—Richmont Mines Inc. (RIC:NYSE.MKT; RIC:TSX) and Wesdome Gold Mines Ltd. (WDO:TSX) (WDO:TSX). Attractive from a pure exploration play down in Australia, in the shadow of the Granny Smith mine, is Dacian Gold Ltd. (DCN:ASX) with about 3 Moz and growing and economic. Australians have the ability to bring mines into production so this doesn't sit there.

TGR: Thank you all for sharing.

Axel Merk is the president and chief investment officer of Merk Investments and manager of the Merk Funds. He is an expert on macro trends, as well as an innovator in gold and currency investing. He is a sought-after speaker, contributor and author of the book, "Sustainable Wealth," in which he describes how the greater economic universe works, how it might affect your finances, and how to manage those finances to seek financial stability. He founded Merk Investments in Switzerland in 1994 by pooling the investments he had been managing for his friends starting in college. In 2001 he relocated the business to California, and Merk Investments became a SEC registered investment advisory firm. In 2005 Merk Investments launched its first mutual fund, the Merk Hard Currency Fund. He holds a Bachelor of Arts in economics magna cum laude and a Master of Science in computer science from Brown University.

Robert Mullin co-founded Real Assets Equity Income Funds, LLC (RAEIF) in 2010, and presently serves as the co-portfolio manager of RAEIF. He was also the founder and manager of Marathon Resource Investments LLC, which managed natural resource-focused investment partnerships from 1997 through 2012. In addition to managing the Marathon Funds, Mullin worked with Aesop Capital Partners/The Cypress Funds from 2000 through 2003, where he provided resource-focused investment recommendations to the Aesop/Cypress team. Prior to founding Marathon, Mullin was a portfolio manager for Gryphon Capital Management, LLC and an analyst with the Franklin/Templeton Group, covering the energy, consumer products and cable industries. In addition, Mullin was co-manager of the Franklin Natural Resource Fund from its inception. Mullin received his Bachelor of Arts degree in economics from the University of Colorado at Boulder.

Greg Orrell is the president and portfolio manager of the OCM Gold Fund. He is also president of Orrell Capital Management, the investment adviser to the fund. Orrell has 30 years of experience in the gold sector as being a retail and institutional broker, investment banker and portfolio manager. He has been the portfolio manager of the OCM Gold Fund since 1996. Orrell received his Bachelor of Science degree in economics and business administration from Saint Mary's College of California.

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